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Shu Du * Andrew L. Foster *		WILMINGTON -----------
Chi T. Steve Kwok *		BEIJING
Edward H.P. Lam ♦*		BRUSSELS
Haiping Li *		FRANKFURT
Rory McAlpine ♦		LONDON
Jonathan B. Stone *		MUNICH
Paloma P. Wang		PARIS
♦ (Also Admitted in England & Wales)		SÃO PAULO
* (Also Admitted in New York)		SEOUL
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September 27, 2023

VIA EDGAR

Mr. Kyle Wiley

Ms. Jennifer Thompson
Mr. James Giugliano

Mr. Adam Phippen

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PDD Holdings Inc.
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 26, 2023
File No. 001-38591

Dear Mr. Wiley, Ms. Thompson, Mr. Giugliano and Mr. Phippen,

On behalf of our client, PDD Holdings Inc. (the “Company”), we set forth below the Company’s responses to the comments contained in the letter dated September 13, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 89

1.	In your letters dated August 19, 2022, October 12, 2022 and December 8, 2022 in response to our prior comments on your 20-F for the fiscal year ended December 31, 2021 (comments 13, 3 and 2, respectively), you noted the number of active buyers and annual spending per active buyer was disclosed to help investors understand the magnitude of the period-to-period changes in your results of operations, particularly revenue. You also undertook to disclose more clearly the relationship between providing more value-added services to merchants and the increase in average transaction services as a percentage of GMV. We note your current filing does not disclose GMV, the number of active buyers or annual spending per active buyer. Accordingly, please expand your disclosure regarding the results of your operations, and particularly revenue, consistent with your prior response letters or in another fashion so as to provide further analysis of the changes in your results of operations between periods consistent with Item 5 of Form 20-F. To the extent you cite multiple factors impacting the changes between periods, please quantify and disclose those factors. If those factors are not quantifiable, please tell us how you determined they are drivers of the changes between periods and your basis for citing them.

In response to the Staff’s comment, the Company recognizes the need to include disclosures in its 20-F filings that allow investors to analyze changes in revenue. To that end, the Company respectfully advises the Staff that it generates revenues from transaction services by charging merchants fees for transaction-related services that the Company provides to the merchants on its platforms. To help investors understand the period-to-period change in revenues from transaction services, the Company disclosed in the 2022 Form 20-F the number of active merchants on the Company’s platforms and the average transaction services revenues per active merchant. The change in number of active merchants between periods represents the trend of paying or potential paying merchant-customers doing business on the Company’s platforms, while the change in average transaction services revenues per active merchant demonstrates the trend in merchant demand for the value-added services offered by the Company.

The Company is of the view that these two quantifiable factors are the most direct and relevant drivers of the period-to-period changes in transaction services revenues, as such revenues are directly collected from active merchant-customers purchasing transaction services on its platforms, and not collected from its users or active buyers, who are not the direct purchasers of transaction services. By contrast, GMV is the product of the number of annual active buyers and annual spending per active buyer, and therefore does not directly reflect the underlying business processes that generate transaction services revenue. As such, the number of active merchants on the Company’s platforms and the average transaction services revenues per active merchant are the key non-financial metrics that drive changes in transaction services revenue from period to period, and have more explanatory power with respect to transaction services revenue than GMV.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

As was disclosed in the 2022 Form 20-F, the number of active merchants on the Company’s platforms increased by 13% from 11.5 million in 2021 to 13.0 million in 2022, which demonstrates the increasing value proposition of the Company to its merchants. Average transaction services revenues per active merchant increased by 73% from RMB1,230 in 2021 to RMB2,125 in 2022, driven by the increase in merchant demand for more value-added services as a result of the increased diversity of transactions executed on the Company’s platforms, in terms of consumption scenarios and product categories, and the growth of the merchants’ businesses.

The Company respectfully submits that these two quantifiable factors sufficiently explain the period-to-period changes in its revenues from transaction services. The Company respectfully advises the Staff that it will include additional narrative disclosures to clarify how these two factors impact transaction services revenues in its subsequent 20-F filings.

More generally, the Company respectfully submits that, in light of its substantial growth since its IPO and the significant scale that it has achieved, it believes that it has disclosed the financial and non-financial operating metrics that are the most relevant and material for evaluating the performance of the Company today. In particular, the Company believes the operating metrics disclosed in its 20-F filings should focus on those that are most relevant to providing context for its financial results. The Company believes that this disclosure approach would provide investors with the best basis for forming a value judgment about the Company. In line with this belief, the Company is of the view that operating metrics such as GMV, the number of annual active buyers and annual spending per active buyer were primarily useful to investors for valuing the Company before it became profitable in fiscal year 2021, and are no longer the most direct and reliable basis for valuing the Company.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 127

2.	We note your statement that you reviewed your register of members and the public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Paragraphs (a) and (b)(3) of Item 16I

In connection with the required submission under paragraph (a) and the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits that it relied on the Company’s register of members and the beneficial ownership reports on Schedule 13D and Schedule 13G (as applicable), as amended, filed by the Company’s major shareholders (collectively, the “Beneficial Ownership Reports”). The Company believes relying on the foregoing sources of information, and particularly the Beneficial Ownership Reports, is reasonable and sufficient because its major shareholders are legally obligated to report their beneficial ownership on Schedule 13D and Schedule 13G with the Commission.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

Based on the examination of the Company’s register of members and the Beneficial Ownership Reports, other than the (i) entities affiliated with Mr. Zheng Huang, (ii) entities affiliated with Tencent Holdings Limited, and (iii) entities affiliated with the PDD Partnership, no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of February 28, 2023. In addition, based on its examination, the Company determined the following:

•	Entities affiliated with Mr. Zheng Huang, the co-founder of the Company, beneficially owned 1,409,744,080 Class A ordinary shares of the Company (the “Class A Ordinary Shares”), representing 26.5% of the Company’s total issued and outstanding shares, as of February 28, 2023. The entities affiliated with Mr. Zheng Huang are owned and controlled by him in his personal capacity.

•	Entities affiliated with Tencent Holdings Limited beneficially owned 783,468,116 Class A Ordinary Shares, representing 14.7% of the Company’s total issued and outstanding shares as of February 28, 2023. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands whose shares are listed and publicly traded on the Hong Kong Stock Exchange. Based on Tencent Holdings Limited’s filings with the Hong Kong Stock Exchange, as well as other publicly available materials, Tencent Holdings Limited is not reported to be owned or controlled by a governmental entity in mainland China.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

•	Entities affiliated with the PDD Partnership beneficially owned 370,772,220 Class A Ordinary Shares, representing 7.0% of the Company’s total issued and outstanding shares, as of February 28, 2023. The PDD Partnership is an executive partnership established by the management of the Company to help better manage the Company’s business and carry out the Company’s vision, mission and value. The entities affiliated with the PDD Partnership are not owned or controlled by, and the PDD Partnership itself is not controlled by, a governmental entity in mainland China.

Collectively, the entities affiliated with Mr. Zheng Huang, the entities affiliated with Tencent Holdings Limited, and the entities affiliated with the PDD Partnership collectively held 48.2% of the Company’s total issued and outstanding ordinary shares as of February 28, 2023. Since no other shareholder, considered with its affiliates, owns more than 5% of the Company, the Company believes that it is not owned or controlled by a governmental entity in mainland China and that governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company has consolidated foreign operating entities (including subsidiaries, a consolidated variable interest entity (the “VIE”) and the subsidiaries of the VIE) in its financial statements. Each of the Company’s subsidiaries are 100% wholly owned by the Company. As to the VIE and the subsidiaries of the VIE, the Company (through its wholly-owned subsidiaries) is the ultimate primary beneficiary of the VIE. The Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via a wholly-owned subsidiary of the Company, that potentially could be significant to the VIE. The ultimate beneficial owners of the VIE are natural persons, and all of the subsidiaries of the VIE are 100% wholly owned by the VIE. Therefore, the Company’s consolidated foreign operating entities are not owned or controlled by a governmental entity in mainland China, and governmental entities in mainland China do not have a controlling financial interest in any of the Company’s consolidated foreign operating entities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

Paragraph(b)(2) of Item 16I

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully advises the Staff that, based on its register of members as of February 28, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas, (ii) the entities affiliated with Mr. Zheng Huang, (iii) the entities affiliated with Tencent Holdings Limited, (iv) the entities affiliated with the PDD Partnership, and (v) certain other institutional and individual investors (the “Other Shareholders”).

Deutsche Bank Trust Company Americas is the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders. The Company is only able to rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s securities. Based on these public filings, none of the holders who own 5% or more of the Company’s shares is owned or controlled by a governmental entity in any of the Relevant Jurisdictions (as defined below). In addition, based on the Company’s examination of publicly available information about the Other Shareholders, such as their websites, annual reports and public beneficial ownership filings, none of them is known to the Company to be, or owned or controlled by, a governmental entity in the Cayman Islands. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own any share of the Company.

The Company further submits that the jurisdictions in which its consolidated foreign operating entities are organized or incorporated are mainland China, Hong Kong, Singapore, Australia, the United Kingdom, Ireland, Canada, the U.S., the British Virgin Islands, and the Cayman Islands (the “Relevant Jurisdictions”). Except for the VIE and its subsidiaries, the Company holds 100% of the equity interest in each of its consolidated foreign operating entities, and thus no governmental entity in any Relevant Jurisdiction owns any share in such consolidated foreign operating entity.

The VIE and its subsidiaries are incorporated in mainland China. The Company is the primary beneficiary of the VIE and its subsidiaries, as disclosed in the 2022 Form 20-F. Each consolidated foreign operating entity that is a subsidiary of the VIE is wholly owned by the VIE. In addition, the ultimate beneficial owners of the VIE are all natural persons. Therefore, no governmental entities in mainland China own shares of the VIE.

As such, the Company determined that no governmental entity in the Cayman Islands owns any share of the Company, and no governmental entity in any Relevant Jurisdiction owns any share in any consolidated foreign operating entity. The Company believes that it is reasonable and sufficient to rely on its register of members, the Beneficial Ownership Reports and other publicly available information to make its determinations, and it respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “PDD Holdings Inc. or the VIE.” We also note that your list of principal subsidiaries and consolidated variable interest entity in Exhibit 8.1 indicates that you have subsidiaries in the PRC, Hong Kong and countries outside China that are not included in your VIE. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities are incorporated or organized include the Relevant Jurisdictions (as defined above). Based on the analysis set out in the response to Comment 2 above, the Company confirms that, to the Company’s knowledge, no governmental entity in any Relevant Jurisdiction own shares of the Company’s consolidated foreign operating entities in the respective jurisdictions.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraph (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis set out in the response to Comment 2 above, no governmental entity in mainland China has a controlling financial interest in the Company’s consolidated foreign operating entities.

With respect to the required submission under paragraph (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 27, 2023

4.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as part of the Company’s annual compliance and reporting procedures for preparing and filing the 2022 Form 20-F, each of its directors has completed a questionnaire at the Company’s request. This questionnaire asked each director, among other things, whether he or she is an official of the Chinese Communist Party. Each director responded that he or she is not an official of the Chinese Communist Party in his or her respective questionnaires. In addition, by signing the questionnaire, each director certified the accuracy of his or her responses to the questionnaire. Based on the certified questionnaire responses provided by its directors, the Company believes that none of the members of its board of directors is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that most of the directors of the Company’s consolidated foreign operating entities are employees of the Company (or its consolidated foreign operating entities). Based on the employee files retained by the Company, the Company confirms that they are not officials of the Chinese Communist Party. For those directors of the Company's consolidated foreign operating entities who are not employees of the Company or its consolidated foreign operating entities (the “Non-Employee Directors”), they serve on the boards of the Company’s consolidated foreign operating entities organized in jurisdictions other than mainland China and Hong Kong. These Non-Employee Directors are not Chinese nationals, and are not officials of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its submission.

*      *      *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 6193 8225 or yuting.wu@skadden.com.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

cc:	Lei Chen, Chairman of the Board of Directors and Co-Chief Executive Officer, PDD Holdings Inc.
Jiazhen Zhao, Executive Director and Co-Chief Executive Officer, PDD Holdings Inc.
Harry Han, Partner, Ernst & Young Hua Ming LLP